Exhibit 99.1

DISTRIBUTION REINVESTMENT PLAN

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DISTRIBUTION REINVESTMENT PLAN

SUMMARY

The following describes the Distribution Reinvestment Plan of Brookfield Infrastructure Partners L.P. which became effective on June 29, 2010, as amended on April 17, 2015.  For further details, please read the full text of the Plan as well as the questions and answers that follow.  Unitholders should consult their tax advisors about the tax consequences which will result from their participation in the Plan.

The Distribution Reinvestment Plan is a convenient and cost-effective way to increase your investment in Brookfield Infrastructure Partners L.P.

You have the option of either receiving cash distributions or reinvesting all or a portion of your cash distributions in our units.

The Plan helps you increase your investment in our units by offering you convenience:

•                       Your investment in our units is administered for you

•                       You receive regular statements and income tax forms

•                       You may elect at any time to sell some or all or your units held under the Plan

•                       You may deposit the certificates for any or all of the units you own for safekeeping and attractive cost savings:

•                       No fees and no service charges, except in connection with the sale of units held under the Plan or the issuance of unit certificates.

DISTRIBUTION REINVESTMENT PLAN

QUESTIONS AND ANSWERS

What is the Distribution Reinvestment Plan?

The Distribution Reinvestment Plan (the “Plan”) of Brookfield Infrastructure Partners L.P. (the “partnership”) enables holders of the partnership’s units (“units”) to acquire additional units by reinvesting their cash distributions.

What are the advantages of the Plan?

As units acquired under the Plan are treasury units purchased directly from the partnership, participants in the Plan (“participants”) do not pay fees or service charges of any kind, except in connection with the sale of units held under the Plan or the issuance of unit certificates. All other administrative costs of the Plan are borne by the partnership.

Full investment of all cash distributions is possible since fractional units will be credited to a participant’s account.

Who is eligible to participate?

Any registered or beneficial holder of units who is a resident of Canada, the United States or Australia may participate in the Plan. Holders in other jurisdictions may participate in the Plan provided that there are not any laws or governmental regulations that may limit or prohibit them from participating in the Plan. The partnership reserves the right to terminate participation in the Plan of any holder if it is deemed advisable under any foreign laws or regulations.

How does an eligible unitholder become a participant in the Plan?

A registered unitholder may enroll in the Plan by logging into their account on the internet or by completing the enrollment form and returning it to Computershare Trust Company, N.A. (the “Administrator”). A completed enrollment form must be received by the Administrator no later than five business days prior to the record date for any cash distribution (which will usually be the last business day prior to the month in which the distribution is payable) in order for that distribution to be reinvested under the Plan.

If a participant is a beneficial owner whose units are registered in the name of The Depository Trust Company (“DTC”), CDS & Co (“CDS”) or a name other than the participant’s own name, they may participate in the Plan by making appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds the participant’s units to enroll in the Plan on the participant’s behalf.

Will it be possible for participants to receive a proportion of their distributions in cash and have the remainder reinvested?

Yes.  Unitholders may elect to reinvest the cash distributions paid on all or any portion of the units registered in their names by so indicating on the enrollment form.  Where no preference is indicated, 100% of a participant’s distributions will be paid in cash.

Regular quarterly statements of account will be mailed to each participant (or, in the case of DTC or CDS participants, DTC or CDS will receive such statement on behalf of beneficial owners participating in the Plan).

How will new units be purchased for participants?

The partnership will pay to the Administrator the cash distributions paid on the units registered in the name of a participant, in addition to the cash distributions paid on the units held by the Administrator for the account of a participant under the Plan.  Depending upon the election of the participant, the Administrator will apply these funds to purchase units from the partnership which will then be held by the Administrator for the account of the participant.

What will be the price of new units purchased under the Plan?

Units purchased under the Plan will be issued from treasury at a price per unit calculated by reference to the volume weighted average of the trading price (in U.S. dollars) for the units on the New York Stock Exchange for the five trading days immediately preceding the date the relevant distribution is paid by the partnership.

How will units be held under the Plan?

Units acquired by a registered holder under the Plan will be maintained in that holder’s Plan account in non-certificated form for safekeeping. Units purchased on behalf of beneficial owners of units who are participating in the Plan through their broker will be maintained in their broker’s Plan account.

Registered unitholders who own units in certificated form may deposit their certificates with the Administrator for safekeeping, free of charge.  If a registered unitholder wishes to submit their certificate(s) to the Administrator for safekeeping, they should mail them (unendorsed) by registered or certified mail, with return receipt requested, or some other form of traceable mail, and properly insured. Registered unitholders should also include a note requesting that they be credited to their Plan account.

Will certificates be issued for the new units?

No.  However, a registered unitholder may at any time obtain a certificate for any number of whole units held for the account of the participant under the Plan by notifying the Administrator over the internet, by telephone or in writing.  Issuance of unit certificates may be subject to an additional fee.  Participants should contact the Administrator to determine if there is a certificate issuance fee.

Are there restrictions on dealing with units purchased under the Plan?

Yes. Units held for a participant’s account may not be pledged.  Therefore, prior to pledging units, a registered holder must request that their units be electronically transferred to their brokerage account or that a unit certificate be issued.  Certificates will not be issued for fractional units.  Participants who are beneficial owners must make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds the participant’s units prior to such transactions.

How does a participant terminate participation in the Plan?

Participation in the Plan may be terminated at any time by giving notice to the Administrator (or in the case of beneficial owners, by making arrangements to terminate participation through their nominee).

When participation is terminated, or upon suspension or termination of the Plan by the partnership, the Administrator will continue to hold the participant’s units in book-entry form unless they request a unit certificate for any whole units and a cash payment, less any applicable fees, for any fractional unit.  Issuance of unit certificates may be subject to an additional fee.  Participants should contact the Administrator to determine if there is a unit certificate issuance fee.

Alternatively, registered unitholders may request that all or part of their units be sold or have the Administrator electronically transfer their units to their brokerage account.    Participants should read section 10 of the Plan, “Sale of Units Held Under the Plan”, for further information on how to sell units through the Plan.

When is termination effective?

Termination will be effective immediately upon receipt of notice of termination by the Administrator.  However, if a notice of termination is received by the Administrator near the record date for a distribution payment, the Administrator, in its sole discretion, may either pay such distribution in cash or reinvest it on behalf of the terminating participant. If such distribution is reinvested, the Administrator may sell the units purchased and remit the proceeds to the participant, less any applicable fees.

What statements will be sent to participants?

After each distribution payment date, a statement of account will be mailed to each participant (or, in the case of DTC or CDS participants, DTC or CDS will receive such statement on behalf of beneficial owners participating in the Plan). The statements are a continuing record of purchases made under the Plan and should be retained for tax purposes.  In addition, the partnership will annually provide each participant with appropriate information for tax reporting purposes.

What are the tax consequences of participation in the Plan?

Distribution reinvestment pursuant to the Plan does not relieve participants of any tax implications associated with such distributions. A summary explanation of the tax implications of participation in the Plan can be found in section 17 of the Plan, under the heading “Income Tax Considerations Relating to the Plan”. All participants are advised to consult with their own tax advisors to determine the particular tax consequences that may result from their participation in the Plan and the subsequent sale by them of units purchased pursuant to the Plan.

Where should further inquiries be directed?

Inquiries should be addressed to the Administrator as follows:

Internet:	https://www-us.computershare.com/investor

By telephone:	1-877-243-3717 (inside the U.S. and Canada)

1-201-680-6578 (outside the U.S. and Canada)

1-800-231-5469 (for the hearing impaired)

By mail:	Computershare	P.O. Box 30170
College Station, TX 77842-3170, USA

Inquiries can also be addressed to the partnership as follows:

By telephone:	Brookfield Infrastructure Partners L.P.
1-866-989-0311 (inside the U.S. and Canada)
1-416-363-9491 (outside the U.S. and Canada)

DISTRIBUTION REINVESTMENT PLAN

1.                                      The Plan

The Distribution Reinvestment Plan (the “Plan”) of Brookfield Infrastructure Partners L.P. (the “partnership”) provides a convenient means for eligible holders of units of the partnership (“units”) to purchase additional units by reinvesting their cash distributions.

The declaration and payment of distributions on the partnership’s units is at the discretion of the partnership’s general partner.  The partnership presently pays quarterly distributions on its units on March 31, June 30, September 30 and December 31 of each year.

Under the Plan, units will be acquired at 100% of their “Market Price” (as defined below).  As these units will be treasury units purchased directly from the partnership, no fees or service charges will be payable, except in connection with the sale of units held under the Plan or the issuance of unit certificates. All other administrative costs of the Plan will be paid by the partnership.

Through the reinvestment of cash distributions, the partnership will acquire additional capital funds which will be used for general corporate purposes.

2.                                      Eligibility

Any beneficial or registered holder of units who is a resident of Canada, the United States or Australia and meets the requirements below is eligible to become a participant in the Plan (a “participant”). Holders who are residents of other jurisdictions may participate in the Plan provided that there are not any laws or governmental regulations that may limit or prohibit them from participating in the Plan. The partnership reserves the right to terminate participation in the Plan of any holder if it is deemed advisable under any foreign laws or regulations.

3.                                      How the Plan Works

A participant may elect to reinvest the cash distributions paid on all or any portion of the units owned by him or her.  Depending upon the election, the cash distributions paid on all or a portion of the units owned by the participant, including all units acquired under the Plan and held for the account of the participant, will be applied on each distribution payment date (an “Investment Date”) to purchase additional units under the Plan.

Units purchased under the Plan on any Investment Date will be issued from treasury at a price per unit (the “Market Price”) calculated by reference to the volume weighted average of the trading price (in U.S. dollars) for the units on the New York Stock Exchange (the “NYSE”) for the five trading days immediately preceding the relevant Investment Date.

On each Investment Date, the partnership will pay to Computershare Trust Company, N.A., the administrator of the Plan, (the “Administrator”) the cash distributions otherwise payable to a participant in respect of the units the participant has elected to include in the Plan. Any amount required under applicable tax laws to be withheld by the partnership from cash distributions paid to any participant and remitted to a taxing authority will be withheld and remitted as required, with the balance being paid to the Administrator for reinvestment on behalf of the participant or distribution to the participant.  Depending upon the election of the participant, the cash distributions paid on all or a portion of units registered in the name of the participant or held by the Administrator for the account of the participant will be used by the Administrator to purchase units from the partnership for the account of the participant.

Units purchased under the Plan will be registered in the name of the participant, and the participant’s account maintained by the Administrator will be credited with the number of units, including fractions computed to six decimal places, equal to the cash distributions (or the relevant percentage of cash distributions reinvested pursuant to the participant’s election) paid on the participant’s units divided by the relevant Market Price.

4.                                      How to Enroll

Registered Unitholders

An eligible registered unitholder may enroll in the Plan at any time by logging into their account on the internet or by completing an enrollment form and sending it to the Administrator.  A copy of the Plan is available on the partnership’s website, www.brookfieldinfrastructure.com, and can also be obtained from the Administrator at any time.  Unitholders should not send distribution checks to the Administrator or the partnership.

The enrollment form must be signed by all registered holders of units which are registered in more than one name.  Also, if a unitholder’s total holding is registered in different names (e.g., full name on some unit certificates and initials and surname on other unit certificates), a separate enrollment form must be completed for each different registration name. If distributions from all unitholdings are to be reinvested under one account, registration must be identical.

A completed enrollment form must be received by the Administrator no later than five business days prior to the record date for any cash distribution (which will usually be the last business day prior to the month in which the distribution is payable) in order for that distribution to be reinvested under the Plan.

Once a registered unitholder has enrolled in the Plan, participation will continue until the participant terminates their participation (as set forth below) or until the Plan is suspended or terminated.

Beneficial Owners of Units

If a unitholder is a beneficial owner of units, they should contact their broker, investment dealer, financial institution or other nominee who holds their units to provide instructions regarding their participation in the Plan and to inquire about any applicable deadlines that the nominee may impose or be subject to and to confirm what fees, if any, the nominee may charge to enroll all or any portion of such unitholder’s units in the Plan on their behalf or whether the nominee’s policies might result in any costs otherwise becoming payable by the unitholder.

If a participant is a beneficial owner whose units are registered in the name of The Depository Trust Company (“DTC”), CDS & Co (“CDS”) or a name other than the participant’s own name, they may participate in the Plan by making appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds the participant’s units to enroll in the Plan on the participant’s behalf, either as a nominee that delivers a completed and executed enrollment form to the Administrator in the manner provided in the Plan, or, if applicable, as a DTC or CDS participant through enrollment by DTC or CDS.

If a participant is a beneficial owner of units and wishes to enroll in the Plan through a DTC or CDS participant in respect of their units registered through DTC or CDS, appropriate instructions must be received by DTC or CDS from the DTC or CDS participant not later than such deadline as may be established by DTC or CDS from time to time, in order for the instructions to take effect on the Investment Date to which that distribution record date relates.

Instructions received by the Administrator after its internal deadline will not take effect until the next following Investment Date. DTC or CDS participants holding units on behalf of beneficial owners of units registered through DTC or CDS must arrange for DTC or CDS to enroll such units in the Plan on behalf of such beneficial owners in respect of each distribution payment date.

DTC or CDS will provide instructions to the Administrator regarding the extent of its participation in the Plan, in respect of every Investment Date on which cash distributions otherwise payable to DTC or CDS, as unitholder of record, are to be reinvested under the Plan.

Any units acquired outside of the Plan which are not registered in exactly the same name or manner as units enrolled in the Plan will not be automatically enrolled in the Plan.  If a participant purchases additional units outside the Plan, they are advised to contact the Administrator to ensure that all units the participant owns are enrolled in the Plan.

5.                                      Certain Limitations

A participant may not transfer the right to participate in the Plan to another person.

Subject to applicable law and regulatory policy, the partnership reserves the right to determine, from time to time, a minimum number of units that a participant must hold in order to be eligible to participate in, or continue to participate in, the Plan. Without limitation, the partnership further reserves the right to refuse participation in the Plan to, or terminate the participation of, any person who, in the partnership’s sole opinion, is participating in the Plan primarily with a view to arbitrage trading, whose participation in the Plan is part of a scheme to avoid applicable legal requirements or engage in unlawful behavior or has been artificially accumulating the partnership’s securities, for the purpose of taking undue advantage of the Plan to the partnership’s detriment. The partnership may also deny the right to participate in the Plan to any person or terminate the participation of any participant in the Plan if the partnership deems it advisable under any laws or regulations.

6.                                      Statements of Account

As soon as reasonably practicable after each Investment Date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of units purchased under the Plan on the Investment Date and the total number of units, computed to six decimal places, held for the account of the participant under the Plan (or, in the case of DTC or CDS participants, DTC or CDS will receive such statement on behalf of beneficial owners participating in the Plan).

The statements are a continuing record of the cost of the units purchased under the Plan and should be retained for income tax purposes.  The statement will also include specific cost basis information in accordance with applicable law.  In addition, the partnership will annually provide each participant with appropriate information for tax reporting purposes.

7.                                      Termination of Participation

A participant may terminate their participation in the Plan at any time by providing notice to the Administrator (or in the case of beneficial owners, by making arrangements to terminate participation through their nominee).  Termination will be effective immediately upon receipt of notice of termination by the Administrator.  However, if a notice of termination is received by the Administrator near the record date for a distribution payment, the Administrator, in its sole discretion, may either pay such distribution in cash or reinvest it in on behalf of the terminating participant. If such distribution is reinvested, the Administrator may sell the units purchased and remit the proceeds to the participant, less any applicable fees.  The notice of termination must be signed by all registered holders of units which are registered in more than one name.

Upon termination, the Administrator will continue to hold the participant’s units in book-entry form unless they requests a unit certificate for any whole units and a cash payment for any fractional unit.  Issuance of unit certificates may be subject to an additional fee.  Participants should contact the Administrator to determine if there is a unit certificate issuance fee.  The cash payment will be calculated on the basis of the then current market price of the units less any applicable fees.  All subsequent distributions will be paid directly to the unitholder.  Participation in the Plan may be renewed by registered holders at any time by signing a new enrollment form and returning it to the Administrator.

Alternatively, unitholders may request that all or part of their units be sold or have the Administrator electronically transfer their units to their brokerage account.  Participants should read section 10 of the Plan, “Sale of Units Held Under the Plan”, for further information on how to sell through the Plan.

8.                                      Safekeeping of Units Held Under the Plan

Units acquired by a registered holder under the Plan will be maintained in such holder’s Plan account (and will be enrolled in the Plan) in non-certificated form for safekeeping.  Safekeeping protects units against physical loss, theft or accidental destruction and also provides a convenient way for registered unitholders to keep track of their units. Only units held in safekeeping may be sold through the Plan.

Registered unitholders who own units in certificated form may deposit their certificates with the Administrator for safekeeping, free of charge.  Certificates (unendorsed) should be delivered to the Administrator at 211 Quality Circle, Suite 210, College Station, TX 77845, USA by registered or certified mail, with a return receipt requested, or some other form of traceable mail, and properly insured.  Participants should also include a note requesting that they be credited to their Plan account.

Units purchased on behalf of beneficial owners of units who are participating in the Plan through their broker will be maintained in their broker’s Plan account.

9.                                      Certificates for Units

A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant’s account under the Plan by notifying the Administrator.  In no event will certificates be issued for fractional units.  Certificates for units acquired under the Plan will not be issued to participants unless specifically requested.  Issuance of unit certificates may be subject to an additional fee.  Participants should contact the Administrator to determine if there is a unit certificate issuance fee.

Units held for the account of a participant under the Plan may not be pledged.  Consequently, prior to pledging units, a registered holder must request that their units be electronically transferred to their brokerage account or that a unit certificate be issued.

Accounts under the Plan are maintained in the names in which the units of the participants were registered at the time they enrolled in the Plan.  Consequently, certificates for units will be similarly registered when issued.

10.                               Sale of Units Held Under the Plan

Registered unitholders who participate in the Plan have four choices when making a sale, depending on how the sale request is submitted, as follows:

Market Order: A market order is a request to sell units promptly at the current market price. Market order sales are only available at www.computershare.com/investor through Investor Centre or by calling the Administrator at 1-877-243-3717. Market order sale requests received at www.computershare.com/investor through Investor Centre or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern time). Any orders received after 4:00 p.m. Eastern time will be placed promptly on the next day the market is open. Depending on the number of units being sold and current trading volume in the units, a market order may only be partially filled or not filled at all on the trading day in which it is placed, in which case the order, or remainder of the order, as applicable, will be cancelled at the end of such day.  To determine if their units were sold, a participant should check their account online at www.computershare.com/investor or call the Administrator directly at 1-877-243-3717.  If a market order sale was not filled and a participant still wants the units sold, they will need to re-enter the sale request.  The price shall be the market price of the sale obtained by the Administrator’s broker, less a service charge of US$25 per sale and a processing fee of US$0.12 per unit.

Batch Order: A batch order is an accumulation of all sale requests for units submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. All sale requests received in writing will be submitted as batch order sales. The Administrator will sell a participant’s units on the open market within five business days of receipt of a request. For this purpose, the Administrator may combine each selling Plan participant’s units with those of other selling participants. In every case of a batch order sale, the price to each selling participant shall be the weighted average sale price obtained by the Administrator’s broker for each aggregate order placed by the Administrator and executed by the broker, less a service charge of US$15 per sale and a processing fee of US$0.12 per unit.

Day Limit Order: A day limit order is an order to sell units when and if they reach a specific trading price on a specific day.  The order is automatically cancelled if the price is not met by the end of that day (or, for orders placed after-market hours, the next day the market is open).  Depending on the number of units being sold and the current trading volume in the units, such an order may only be partially filled, in which case the remainder of the order will be cancelled.  The order may be cancelled by the applicable stock exchange, by the Administrator at its sole discretion or, if the Administrator’s broker has not filled the order, at a participant’s request made online at www.computershare.com/investor or by calling the Administrator directly at 1-877-243-3717.  Each day limit order sale will incur a service charge of US$25 per sale and a processing fee of  US$0.12  per unit.

Good-Til-Cancelled (“GTC”) Limit Order: A GTC limit order is an order to sell units when and if the units reach a specific trading price at any time while the order remains open (generally up to 30 days).  Depending on the number of units being sold and current trading volume in the units, sales may be executed in multiple transactions and over more than one day.  If an order remains open for more than one day during which the market is open, a separate fee will be charged for each such day.  The order (or any unexecuted portion thereof) is automatically cancelled if the trading price is not met by the end of the order period.  The order may be cancelled by the applicable stock exchange, by the Administrator at its sole discretion or, if the Administrator’s broker has not filled the order, at the participant’s request made online at www.computershare.com/investor or by calling the Administrator directly at 1-877-243-3717.  Each GTC limit order sale will incur a charge of US$25 per sale and a processing fee of US$0.12  per unit.

Proceeds from the sale of units will not be mailed to the participant prior to settlement of funds, which usually occurs three business days after the sale of units. Participants should allow an additional five to seven business days from the settlement date to receive the check, and holders who are not residents of Canada or the United States should allow an additional seven to ten business days from the settlement date to receive the check as the checks are sent via regular U.S. postal mail.

Information regarding the sale of units will be furnished to the Internal Revenue Service (the “IRS”).

All per unit processing fees include any brokerage commissions the Administrator is required to pay. Any fractional share will be rounded up to a whole unit for purposes of calculating the per unit processing fee. Instructions sent to the Administrator on a market order sale or a batch order sale are binding and may not be rescinded. The Administrator may require a sale request be submitted in writing. Participants should contact the Administrator to determine if there are any limitations applicable to a particular sale request. An additional fee of US$15.00 will be charged if the assistance of a customer service representative is required when selling units.

If a participant elects to sell units online at www.computershare.com/investor, they may use the Administrator’s international currency exchange service to convert their sale proceeds to their local currency prior to being sent to them. Receiving sales proceeds in a local currency and having a check drawn on a local bank avoids the timely and costly “collection” process required for cashing U.S. dollar checks. This service is subject to additional terms and conditions and fees, which a participant must agree to online.

The Administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which units purchased through the Plan are sold (except for prices specified for day limit order sales or GTC limit order sales) and no one, other than the Administrator will select the broker(s) or dealer(s) through or from whom sales are to be made.

Alternatively, a registered unitholder may choose to withdraw units from their Plan account and sell them through a broker of their choice.  In this case the holder may have the units electronically transferred to their broker or request a certificate for their units from the Administrator prior to the sale.

Beneficial owners of units who are participating in the Plan through their broker should contact their broker to sell their units.

11.                               Voting of Units Held Under the Plan

Whole units held for the account of a participant under the Plan on any record date for a vote of unitholders (as with units not subject to the Plan) may be voted by the participant, either in person or by proxy.  Units for which instructions are not received will not be voted.  Fractional units may not be voted.

12.                               Unit Distributions and Unit Splits

Unit distributions declared on the units and any units resulting from the subdivision of the units will be credited to the account of the participant based on whole and fractional units held for the account of the participant under the Plan.

13.                               Rights Offering

If the partnership makes available to holders of units of record any right to subscribe for additional units or other securities, rights certificates in respect of the number of whole units then held for the account of the participant under the Plan will be forwarded to each participant. Where practicable, rights in respect of fractional units held for the account of a participant will be sold by the Administrator for the participant’s account and the net proceeds forwarded to the participant.

14.                               Death or Incompetence of a Participant

Participation in the Plan will not be affected by a participant’s death or incompetence and participation will remain effective until it is terminated in accordance with the provisions of the Plan.

15.                               Amendment, Suspension or Termination of the Plan

Subject to any required regulatory or stock exchange approval, the partnership reserves the right to amend, modify, suspend or terminate the Plan at any time, but such actions shall have no retroactive effect that would prejudice a participant’s interests. The Administrator will notify participants in writing of any modifications made to the Plan that in the partnership’s opinion may materially prejudice participants. Generally, no notice will be given to participants regarding any amendments to the Plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions.

If the Plan is suspended or terminated by the partnership, the Administrator will continue to hold the participant’s units in book-entry form unless they requests a unit certificate for any whole units and a cash payment for any fractional unit based upon the then current market price of the units, less any applicable fees.

If the Plan is suspended or terminated by the partnership, no investment will be made under the Plan on any subsequent Investment Date.  Distributions that are paid after the effective date of any suspension or termination of the Plan will be remitted by the partnership or the Administrator, as the case may be, directly to each participant.

16.                               Notices

All notices required to be given to a participant will be mailed to the participant at their latest address shown on the records of the Administrator.  All notices to the Administrator or the partnership should be provided in accordance with the instructions on page 5 of this brochure.

17.                               Income Tax Considerations Relating to the Plan

THE FOLLOWING SUMMARY OF TAX CONSEQUENCES IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR PARTICIPANT. IT IS THE RESPONSIBILITY OF PARTICIPANTS IN THE PLAN TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN IN THEIR RESPECTIVE COUNTRY OF RESIDENCE.

Canadian Federal Income Tax Considerations

The following is a summary of certain Canadian federal income tax considerations relevant to participation in the Plan by a participant who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, deals at arm’s length and is not affiliated with the partnership and its affiliates, holds their units as capital property and does not hold any preferred units of the partnership. This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current published administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”).  This summary does not otherwise take into account or anticipate any changes in the law or in the administrative or assessing policies and practices of the CRA, is not exhaustive of all possible Canadian federal income tax considerations and does not take into account or anticipate any provincial, territorial or foreign tax considerations which may be applicable to any particular participant.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than Canadian dollars generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Canadian Residents

Unitholders are required to include in their income the amount of any income or loss allocated to them from the partnership for the participant’s taxation year in which the partnership’s fiscal year ends, irrespective of the amount of the cash distributions paid by the partnership. Accordingly, the income or loss allocated to participants for each fiscal year by the partnership will be computed without regard to their participation in the Plan.

Distributions from our partnership reduce the adjusted cost base of the participant’s units by the amount of such distributions received by the participant, whether the participant’s units are held inside or outside of the Plan.  As a result, upon the receipt of a distribution from the partnership (whether or not the distribution is reinvested under the Plan), the aggregate adjusted cost base of the participant’s units held at that time (whether inside or outside of the Plan) will be reduced by the amount of the distribution.

Upon the purchase of new units on the reinvestment of the distribution under the Plan, the amount so reinvested will become the cost of such new units acquired under the Plan. Pursuant to the adjusted cost base averaging provisions of the Tax Act, the cost of all units held by the participant as capital property at that time (whether inside or outside of the Plan) must be averaged to determine the adjusted cost base under the Tax Act of each such Unit held by the participant.

A participant will not realize any taxable income upon receipt of a certificate for whole units from the Plan or upon the electronic transfer of units from the Plan to the participant’s brokerage account.  Where a participant receives a cash payment for a fractional unit, a capital gain or a capital loss may arise if the cash payment for the fractional unit exceeds or is less than the adjusted cost base in respect of such fraction.  In addition, a participant may realize a capital gain or capital loss on the disposition of units acquired through the Plan (including a disposition on a participant’s behalf by the Administrator) to the extent that the proceeds of disposition, net of any reasonable costs of the disposition, exceed or are less than the adjusted cost base of the units so disposed of.

One-half of any capital gain (a “taxable capital gain”) realized by a participant on the disposition of units must be included in the participant’s income for the year in which the disposition occurs and one-half of any capital loss (an “allowable capital loss”) must be deducted against taxable capital gains realized in the year of disposition.  Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in any of those years, subject to the detailed provisions of the Tax Act.

Non-Residents

Participants who are not resident or deemed to be resident in Canada should refer to the section entitled “Certain Material Canadian Federal Income Tax Considerations” in the partnership’s most recent Annual Report on Form 20-F for a summary of the Canadian federal income tax consequences to them of acquiring, holding and disposing of units and should consult their own tax advisors for advice concerning the Canadian federal income tax consequences to them of participation in the plan.

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to participation in the Plan. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, on the Treasury regulations promulgated thereunder and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time (possibly with retroactive effect). This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules (including, without limitation, tax-exempt organizations, investors that own more than 5% of the partnership’s units, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, holders of the partnership’s units held as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. participants (as defined below) whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold the partnership’s units through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, mutual funds, persons whose units are loaned to a short seller to cover a short sale of units, or persons for whom the partnership’s units are not a capital asset). The actual tax consequences of the ownership and disposition of the partnership’s units will vary depending on your circumstances.

For purposes of this discussion, a “U.S. participant” is a beneficial owner of one or more units held as a capital asset and purchased pursuant to the Plan that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust that either (i) is subject to the primary supervision of a court within the United States and whose substantial decisions one or more U.S. persons have the authority to control or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. participant” is a beneficial owner of one or more units held as a capital asset and purchased pursuant to the Plan who is not a U.S. participant and who, in addition, is not for U.S. federal income tax purposes (i) a partnership or other fiscally transparent entity, (ii) an individual present in the United States for 183 days or more in a taxable year and who meets certain other conditions, or (iii) a former citizen or long-term resident of the United States.

If a partnership participates in the Plan, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and activities of the partnership. If you are a partner of a partnership holding the partnership’s units, you should consult your own tax advisors.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. Prospective participants in the Plan are urged to consult their own tax advisors concerning the U.S. federal, state and local income tax consequences particular to their participation in the Plan, as well as any consequences under the laws of any other taxing jurisdiction.

U.S. Participants

A U.S. participant will be treated as receiving a distribution for U.S. federal income tax purposes in an amount equal to the cash distributions payable on the units owned by the participant on the applicable Investment Date plus the amount of any tax withheld therefrom, regardless of the amount such participant elects to reinvest through the Plan. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, basis in their partnership interests. This basis rule applies both to units already owned by a U.S. participant and units acquired through the Plan. A U.S. participant’s holding period for units acquired through the plan will be determined under certain “split” holding period rules governing all units owned by such U.S. participant. A distribution to a U.S. participant as described above generally will be treated for U.S. federal income tax purposes in the same manner as a distribution of cash from the partnership.

U.S. participants should refer to the section entitled “Certain Material U.S. Federal Income Tax Considerations” in the partnership’s most recent Annual Report on Form 20-F for a summary of the general United States federal income tax consequences to them of acquiring, holding and disposing of units. This summary also applies to units acquired under the Plan. U.S. participants should consult their own tax advisors for advice concerning the specific United States federal income tax consequences to them of participation in the Plan.

Non-U.S. Participants

Non-U.S. participants should refer to the section entitled “Certain Material U.S. Federal Income Tax Considerations” in the partnership’s most recent Annual Report on Form 20-F for a summary of the general United States federal income tax consequences to them of acquiring, holding and disposing of units. This summary also applies to units acquired under the Plan.  Non-U.S. participants should consult their own tax advisors for advice concerning the specific United States federal income tax consequences to them of participation in the plan.

18.                               Administration

The Administrator will act as administrator of the Plan for the partnership.  The Administrator along with its designated affiliates and other agents will maintain an account for each participant and perform certain services for the Plan.  The Administrator will keep all records necessary for the administration of the Plan.

The partnership reserves the right to interpret and regulate the Plan as it deems necessary or desirable.

Unless the context requires otherwise, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include feminine and neuter genders and vice versa, and works importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

19.                               Liability of the Partnership and the Administrator

The partnership and the Administrator, in administering the Plan, are not liable for any act or omission to act, including, without limitation, any claims of liability: (a) with respect to receipt or non-receipt of any payment, form or other writing purported to have been sent to the partnership or the Administrator; (b) actions taken as a result of inaccurate and incomplete information or instructions; (c) in respect of any decision to amend, suspend, terminate or replace the Plan in accordance with the terms hereof; (d) in respect of the involuntary termination of a participant’s participation in the Plan in the circumstances described herein; (e) with respect to the prices at which units are purchased or sold for a participant’s account and the times such purchases or sales are made; or (f) in respect of income taxes or other liabilities payable by any participant or beneficial owner in connection with their participation in the Plan.

Participants should recognize that neither the partnership nor the Administrator can assure profit or protect against a loss on units acquired or sold under the Plan.

Both the partnership and the Administrator shall have the right to reject any request regarding enrollment in, withdrawal from or termination of, the Plan if such request is not received in proper form. Any such request will be deemed to be invalid until any irregularities have been resolved to the partnership’s satisfaction and/or the Administrator’s satisfaction. Neither the partnership nor the Administrator is under any obligation to notify any unitholder of an invalid request.

20.                               Governing Law

The Plan shall be governed and construed in accordance with the laws of Bermuda.

21.                               Effective Date

The effective date of the Plan is June 29, 2010, as amended on April 17, 2015.